Exhibit X

NIB NORDIC INVESTMENT BANK

FINANCING THE FUTURE

Interim Management Statement January–August 2017 (Unaudited)

Nordic Investment Bank	Interim Management Statement January–August 2017

Table of Contents

Highlights	3

Key figures and ratios	3

President and CEO’s comments	4

Operating and financial review
Comprehensive income	5
Financial position	6

Financial statements

Statement of comprehensive income	10
Statement of financial position	11
Statement of changes in equity	12
Cash flow statement	13
Net interest income	14
Net profit on financial operations	14
Loan impairment provisions	14
Basis of preparation	15

Ratio definitions	15

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Nordic Investment Bank	Interim Management Statement January–August 2017

Highlights

In the first eight months of the year, the need for long-term financing from the municipal sector in the Bank’s member countries has been the main driver. The Bank also had continued demand for long-term financing in the private sector, with loans disbursed to financial intermediaries to support SMEs, and also loans to large member country corporates to finance R&D. The flow of deals in the Bank’s lending continued to be at a high level, with a total of EUR 1,996 million in loans agreed and EUR 1,813 million in loans disbursed.

Key figures and ratios

(in EUR millions unless otherwise specified)	Aug 2017*	Aug 2016*	Dec 2016
Net interest income	161	159	242
Profit before net loan losses	149	157	232
Net profit	160	145	212
Loans disbursed	1,813	1,946	3,373
Loans agreed	1,996	2,545	4,363
Mandate fulfilment, %**	96%	95%	96%
Loans outstanding	17,127	16,158	16,640
Total assets	28,338	27,611	30,178
New debt issues	4,027	4,470	6,700
Debts evidenced by certificates	22,718	21,746	23,907
Total equity	3,394	3,186	3,275
Equity / total assets (%)***	12.0%	11.5%	10.9%
Profit / average equity (%) ***	7.1%	6.9%	6.7%
- Operating profit / average equity (%) ***	6.7%	6.5%	6.5%
Cost / income (%)***	16.2%	16.0%	16.1%
- Operating cost / income (%) ***	17.1%	16.6%	16.4%
Number of employees (average during the year)	191	191	192

*	Unaudited figures, to be read in conjunction with NIB’s 2016 audited financial statements.
**	see page 7 for mandate fulfilment explanation
***	see page 15 for ratio definitions

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Nordic Investment Bank	Interim Management Statement January–August 2017

Comments on NIB’s financial figures for January–August 2017

The purpose of the Nordic Investment Bank is to finance projects that improve the competitiveness and environment of the Nordic and Baltic countries. Demand for long-term financing from NIB has been good, and a total of EUR 1,813 million in loans has been disbursed (January–August 2016: EUR 1,946 million).

The main driver for the continuing strong demand for long-term financing is the need to update public infrastructure in the member countries. Proceeds have been used for upgrading and replacing infrastructure in the areas of water supply and wastewater treatment, energy generation and distribution, as well as public transportation and road infrastructure. NIB also experienced continued demand from the private sector for long-term financing, with loans disbursed to financial intermediates for on-lending to SMEs and to large member country corporates for investments in R&D.

NIB assesses all projects it finances and scores them on their competitiveness and environmental impact in the Nordic–Baltic countries. Only projects that contribute sufficiently strongly to NIB’s mandate fulfilment qualify for loan approval. Well above 90% of all projects financed this year have been assessed to have a significant positive impact on the competitiveness and/or environment of the region.

The profit for the period amounted to EUR 160 million, up from EUR 145 million in the same period a year ago.

During the first eight months, the Bank carried out 44 new funding transactions and raised EUR 4.0 billion (Jan–Aug 2016: EUR 4.5 billion). The Bank expects to fund between EUR 4.5 billion and EUR 5.5 billion for the full year.

Given the good loan pipeline, the flows of deals and new disbursements are expected to continue at the same pace for the rest of the year.

Henrik Normann

President & CEO

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Nordic Investment Bank	Interim Management Statement January–August 2017

Operating and financial review

January–August 2017 compared to January–August 2016

Comprehensive Income

Net Profit

The net profit for the period January–August 2017 totalled EUR 159.9 million, up from EUR 145.0 million in the same period last year. Total operating income decreased from EUR 187.2 million in 2016 to EUR 178.0 million. Total operating expenses decreased by EUR 1.0 million to EUR 28.9 million, resulting in profit before net losses reaching EUR 149.2 million (January–August 2016: EUR 157.3 million).

Net profit increased by EUR 14.9 million, mainly due to reversals of loan loss provisions of EUR 10.7 million.

Net interest income

Net interest income for the period amounted to EUR 160.5 million (January–August 2016: EUR 159.0 million). The adverse impact of the negative interest rates has been mitigated by increased volumes of loans outstanding compared to the same period in 2016.

Net commission income and fees

Fee and commission income for the period January–August 2017 was EUR 3.0 million, compared to EUR 7.2 million in 2016, mainly as a result of lower prepayments.

Net profit on financial operations

The profit on financial operations for the period January–August 2017 totalled EUR 15.0 million, which was EUR 5.9 million lower than the same period in 2016. The result comprises realised profit of EUR 5.6 million and unrealised profit of EUR 9.4 million. The unrealised profit is driven by positive valuation effects from spread tightening as well as hedge accounting valuations. These gains are expected to reverse as the underlying transactions reach maturity.

Total operating expenses

Total operating expenses were EUR 1.0 million lower than in 2016. The Bank continues to focus on costs to ensure an efficient operating cost/income ratio.

Net loan losses

The total provision for loan losses at period end amounted to EUR 123.3 million, down from EUR 139.4 million on 31 December 2016. The decrease was mainly due to a reduction in the collectively assessed impairment allowances and foreign exchange translation effects. There were no new individual assessed impairments during the period; however, existing provisions were modified, resulting in a net increase of EUR 2.2 million.

*	T1 – January to April
*	T2 – May to August
*	T3 – September to December

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Nordic Investment Bank	Interim Management Statement January–August 2017

Other comprehensive income

The Bank separates the foreign currency basis spread from financial instruments used in fair value hedging, and this separated amount is recorded in “Other comprehensive income” (OCI). The valuation of foreign currency basis spread will be zero upon maturity, and therefore, the amount recorded in OCI will not be reclassified in the income statement.

OCI amounted to EUR 14.4 million for the period January–August 2017. In 2016, the amount was EUR - 50.2 million comprising of EUR -54.1 million related to cross currency basis spread with additional cash flow hedge reserve movements of EUR 3.9 million. The resulting total comprehensive income for the period amounted to EUR 174.3 million, compared to EUR 94.8 million in 2016.

* The net loan loss gains for the periods ended April 2017 and 31 August 2017 are mainly due to loan impairment reversals.

Financial position

(in EUR millions)	Aug 2017*	Aug 2016*	Dec 2016
Cash and cash equivalents	3,341	2,665	4,456
Financial placements	6,446	6,394	6,600
Loans outstanding	17,127	16,158	16,640
Derivatives	1,116	2,097	2,157
Other assets	308	297	325

Total assets	28,338	27,611	30,178

Equity	3,394	3,186	3,275
Owed to credit institutions	534	1,133	1,329
Debts evidenced by certificates	22,718	21,746	23,907
Derivatives	1,506	1,261	1,444
Other liabilities	186	285	223

Total liabilities and equity	28,338	27,611	30,178

*	Unaudited figures, to be read in conjunction with NIB’s 2016 audited financial statements.

Loans outstanding

Total loans outstanding amounted to EUR 17,127 million, which is EUR 969 million higher than on 31 August 2016. Total loans agreed in the period amounted to EUR 1,996 million, which is EUR 549 million less than for the same period in 2016; however, demand for NIB’s long-term financing remains strong and total disbursements are expected to increase in the coming months.

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Nordic Investment Bank	Interim Management Statement January–August 2017

Loans outstanding development during 2017

(in EUR millions)

Total loans outstanding, excluding exchange rate and valuation effects, increased from EUR 16,640 million to EUR 17,460 million. The book value amounted to EUR 17,127 million due to foreign exchange, valuation of lending green bonds and hedge accounting effects of EUR 309 million and EUR 24 million, respectively.

Lending Highlights

(in EUR millions, unless otherwise specified)	Aug 2017	2016	2015	2014
Loans agreed according to business area:	1,996	4,363	2,830	2,389
- Energy and environment	276	1,534	710	630
- Infrastructure , transportation and telecom	737	1,198	823	557
- Industries and services	766	912	996	926
- Financial institutions and SMEs	217	720	301	277
Number of loan agreements	31	66	45	45
Loans disbursed, total	1,813	3,373	2,716	2,274
Repayments / prepayments	1,004	2,471	2,351	2,005
Loans outstanding and guarantees	17,127	16,640	15,627	15,156
- Member countries	15,610	14,831	13,347	12,705
- Non-member countries	1,640	1,948	2,396	2,558
- Impairment provision	-123	-139	-116	-107

Mission fulfilment

Projects financed by the Bank through loans are expected to contribute to the Bank’s mission of improving competitiveness and the environment in the Nordic–Baltic countries. Before approval is given in each individual case, all eligible projects are scrutinised and rated against the criteria developed based on the Bank’s mission. In 2017, loans achieving a “good” or “excellent” mandate rating accounted for 96% of the total amount of loans agreed.

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Nordic Investment Bank	Interim Management Statement January–August 2017

Mandate rating for agreed loans

(Excluding lending green bond purchases)

Funding

The Bank expects to raise between EUR 4.5 billion and EUR 5.5 billion of new funding during 2017. The total amount depends on how much collateral the Bank needs to fund to warehouse as liquidity.

The strategy for 2017 is to issue between one and three benchmark transactions in US dollars and/or euros, complemented by other public and private issues in order to maintain a diversified portfolio of currencies and a global investor base. In addition, the Bank aims to continue issuing NIB Environmental Bonds (NEBs).

During the period, NIB raised EUR 4,027 million (January–August 2016: EUR 4,470 million) in new funding through 44 new issues. The Bank’s first global benchmark of the year was issued on 24 January. The five-year, USD 1.25 billion issue was sold globally, with 51% going into EMEA (Europe, Middle East and Africa), 28% into the Americas and 21% into Asia.

In May 2017, the Bank issued its first NIB Environmental Bond for the year by increasing its outstanding NEB 2024 by a further EUR 500 million, taking the amount outstanding to a total of EUR 1 billion. This is the biggest outstanding environmental bond by NIB so far. The issue will finance environmental projects mainly located in the Nordic region.

In August 2017, the Bank issued a five-year, SEK 2 billion environmental bond. This is the largest environmental bond NIB has issued in Swedish kronor. The bond was sold to Swedish investors.

Also in August, the Bank issued a two-year, USD 500 million transaction under its global USD programme for collateral purposes. Further, the Bank increased outstanding public issues by GBP 250 million and AUD 270 million. In addition, private placements have been issued in various currencies.

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Nordic Investment Bank	Interim Management Statement January–August 2017

Debt development during 2017

in EUR millions

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Nordic Investment Bank	Interim Management Statement January–August 2017

Statement of comprehensive income

EUR 1,000	Jan-Aug 2017*	Jan-Aug 2016*	Jan-Dec 2016
Interest income	202,389	208,189	311,856
Interest expense	-41,863	-49,141	-70,047

Net interest income	160,526	159,048	241,809

Commission income and fees received	4,975	8,823	13,124
Commission expense and fees paid	-1,998	-1,578	-2,025

Net fee and commission income	2,977	7,245	11,099

Net profit/loss on financial operations	15,027	20,929	23,292
Foreign exchange gains and losses	-481	-23	22

Total operating income	178,049	187,199	276,222

Expenses
General administrative expenses
Personnel expenses	-19,519	-19,279	-28,637
Other administrative expenses	-8,124	-9,143	-13,617
Depreciation	-1,238	-1,474	-2,319

Total operating expenses	-28,881	-29,897	-44,573

Profit before loan losses	149,168	157,302	231,649
Net loans losses	10,727	-12,285	-19,839

Net profit for the period	159,896	145,017	211,810

Other comprehensive income**
Items that will not be reclassified to income statement
Valuation of cross currency basis spread	14,447	-54,114	-28,202
Items that will be reclassified to income statement
Net change in cash flow hedge reserve	—	3,911	—

Total other comprehensive income	14,447	-50,203	-28,202

Total comprehensive income	174,342	94,814	183,608

*	Unaudited figures, to be read in conjunction with NIB’s audited financial statements for 2016.
**	The movement in the fair value of cross currency basis spreads if hedging swaps is recognised in the hedging reserve.

These swaps will be held to maturity, and the unrealised gains and losses due to cross-currency basis spreads will be zero at maturity.

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Nordic Investment Bank	Interim Management Statement January–August 2017

Statement of financial position

EUR 1,000	31 Aug 2017*	31 Aug 2016*	31 Dec 2016
ASSETS
Cash and cash equivalents	3,340,509	2,665,268	4,455,860
Financial placements
Placements with credit institutions	8,771	8,771	8,771
Debt securities	6,423,279	6,362,508	6,572,244
Other	14,254	22,508	18,901

	6,446,304	6,393,788	6,599,916

Loans outstanding	17,127,283	16,157,795	16,640,030
Intangible assets	4,022	—	938
Tangible assets, property and equipment	28,922	27,002	26,723
Other assets
Derivatives	1,115,858	2,096,524	2,156,921
Other assets	19,995	20,468	12,589

	1,135,853	2,116,992	2,169,510
Accrued interest and fees receivable	255,498	250,444	285,353

TOTAL ASSETS	28,338,391	27,611,289	30,178,330

LIABILITIES AND EQUITY
Liabilities
Short-term amounts owed to credit institutions	516,953	1,114,959	1,310,873
Long-term amounts owed to credit institutions	17,327	17,973	17,973

	534,280	1,132,931	1,328,846

Repurchase agreements	—	104,211	—
Debts evidenced by certificates
Debt securities issued	22,651,354	21,686,248	23,825,644
Other debt	66,950	59,600	81,745

	22,718,304	21,745,847	23,907,389
Other liabilities
Derivatives	1,506,119	1,261,293	1,444,341
Other liabilities	11,967	11,971	11,355

	1,518,086	1,273,264	1,455,696
Accrued interest and fees payable	173,275	168,723	211,294

Total liabilities	24,943,944	24,424,978	26,903,225

Equity	3,394,447	3,186,311	3,275,105

TOTAL LIABILITIES AND EQUITY	28,338,391	27,611,289	30,178,330

*	Unaudited figures, to be read in conjunction with NIB’s audited financial statements for 2016.

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Nordic Investment Bank	Interim Management Statement January–August 2017

Statement of changes in equity

EUR 1,000	Paid-in capital	Statutory reserve	General Credit Risk Fund	Special Credit Risk Fund PIL	Funds available for appropriation	Hedging reserve	Total
Equity at 31 December 2015	418,602	686,325	1,430,252	395,919	215,398	0	3,146,497

Profit for the period	—	—	—	—	145,017	—	145,017
Other comprehensive income	—	—	—	—		-50,203	-50,203

Total comprehensive income	0	0	0	0	145,017	-50,203	94,814

Transaction with owners in their capacity as owners
Appropriations between reserve funds	—	—	110,398	50,000	-160,398	—	0
Dividends	—	—	—	—	-55,000	—	-55,000

Equity at 31 August 2016	418,602	686,325	1,540,651	445,919	145,017	-50,203	3,186,311

Profit for the period	—	—	—	—	66,793	—	66,793
Other comprehensive income	—	—	—	—		22,000	22,000

Total comprehensive income	0	0	0	0	66,793	22,000	88,793

Equity at 31 December 2016	418,602	686,325	1,540,651	445,919	211,810	-28,202	3,275,105

Profit for the period	—	—	—	—	159,896	—	159,896
Other comprehensive income	—	—	—	—		14,447	14,447

Total comprehensive income	0	0	0	0	159,896	14,447	174,342

Transaction with owners in their capacity as owners
Appropriations between reserve funds	—	—	156,810	—	-156,810	—	0

Dividends	—	—		—	-55,000	—	-55,000

Equity at 31 August 2017	418,602	686,325	1,697,461	445,919	159,896	-13,756	3,394,447

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Nordic Investment Bank	Interim Management Statement January–August 2017

Cash flow statement

EUR 1,000	Jan-Aug 2017*	Jan-Aug 2016*	Jan-Dec 2016
Cash flows from operating activities
Net profit for the period	159,896	145,017	211,810

Adjustments:
Unrealised gains/losses of financial assets held at fair value	-9,394	-8,872	1,548
Depreciation and write-down in value of tangible and intangible assets	1,238	1,474	2,319
Change in accrued interest and fees (assets)	29,854	48,533	13,625
Change in accrued interest and fees (liabilities)	-38,019	-54,077	-11,506
Impairment of loans	-10,727	12,285	19,839
Adjustment to hedge accounting	-606	-508	-4,271
Other adjustments to the period’s profit	-122	2,254	-628

Adjustments, total	-27,777	1,089	20,926

Lending
Disbursements of loans	-1,813,276	-1,945,973	-3,373,252
Repayments of loans	1,004,340	1,427,981	2,464,579
Capitalisations, redenominations, index adjustments, etc.	80	-26	-32
Exchange rate adjustments	308,575	76,667	-110,135

Lending, total	-500,280	-441,351	-1,018,840

Cash flows from operating activities, total	-368,162	-295,245	-786,103

Cash flows from investing activities

Placements and debt securities
Purchase of debt securities	-1,339,955	-1,533,672	-2,287,945
Sold and matured debt securities	1,361,204	1,245,378	1,843,682
Placements with credit institutions	—	-850	-850
Other financial placements	2,312	320	2,714
Exchange rate adjustments, etc.	131,424	18,093	-47,891

Placements and debt securities, total	154,985	-270,731	-490,290

Other items
Acquisition of intangible assets	-3,084	—	-938
Acquisition of tangible assets	-3,437	-117	-682
Change in other assets	-6,492	5,430	10,698

Other items, total	-13,013	5,313	9,078

Cash flows from investing activities, total	141,972	-265,418	-481,212

Cash flows from financing activities

Debts evidenced by certificates
Issues of new debt	4,027,428	4,469,633	6,700,059
Redemptions	-3,691,128	-3,607,799	-3,823,944
Exchange rate adjustments	-1,595,551	-254,537	380,563

Debts evidenced by certificates, total	-1,259,252	607,297	3,256,678

Other items
Long-term placements from credit institutions	-645	-27	-27
Change in swap receivables	1,029,728	575,541	265,363
Change in swap payables	189,316	-211,784	-86,468
Change in other liabilities	612	2,025	1,409
Dividend paid	-55,000	-55,000	-55,000

Other items, total	1,164,010	310,756	125,277

Cash flows from financing activities, total	-95,241	918,053	3,381,955

CHANGE IN CASH AND CASH EQUIVALENTS, NET	-321,431	357,390	2,114,639

Opening balance for cash and cash equivalents, net	3,144,987	1,030,348	1,030,348
Closing balance for cash and cash equivalents, net	2,823,556	1,387,738	3,144,987

Additional information to the statement of cash flows
Interest income received	232,243	256,722	325,481
Interest expense paid	-79,882	-103,218	-81,553

*	Unaudited figures, to be read in conjunction with NIB’s audited financial statements for 2016.

The cash flow statement has been prepared using the indirect method and cash flow items cannot be directly concluded from the statements of financial positions.

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Nordic Investment Bank	Interim Management Statement January–August 2017

Net interest income

EUR 1,000	Jan-Aug 2017	Jan-Aug 2016	Jan-Dec 2016
Cash and cash equivalents	-9,128	1,562	-1,643
Placements with credit institutions for more than 6 months	-38	-107	-147
Debt securities	43,154	46,919	70,117
Loans outstanding	168,040	159,262	242,510
Other interest income	361	554	1,019

Total interest income	202,389	208,189	311,856

Short-term amounts owed to credit institutions	-1,467	2,430	1,345
Long-term amounts owed to credit institutions	-50	-32	-60
Short-term repurchase agreements	—	-419	-436
Debts evidenced by certificates	355,047	316,498	487,060
Swap contracts and other interest expenses, net	-311,667	-269,337	-417,861

Total interest expense	41,863	49,141	70,047

Net interest income	160,526	159,048	241,809

Net profit on financial operations

EUR 1,000	Jan-Aug 2017	Jan-Aug 2016	Jan-Dec 2016
Financial instruments held at fair value, realised gains and losses	5,275	10,163	16,096
Financial instruments held at fair value, unrealised gains and losses	8,863	7,082	-280
Financial instruments held at amortised cost, realised gains and losses	184	1,062	1,062
Adjustment to hedge accounting, unrealised gains and losses of fair value hedges	606	508	4,271
Repurchase of NIB bonds, other items	99	2,113	2,142

Net profit on financial operations	15,027	20,929	23,292

Loan impairment provisions	Individually impaired	Individually impaired	Collectively impaired
EUR 1,000	Ordinary loans	Project investment loans	All loans	Total
Opening balance at 31 December 2016	0	97,402	42,003	139,405
New provisions	—	10,259	—	10,259
Reversal of provisions	—	-8,104	-12,882	-20,986

Net loan losses	0	2,155	-12,882	-10,727

Foreign exchange gains and losses	—	-5,373	—	-5,373

Closing balance at 31 August 2017	0	94,183	29,121	123,305

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Nordic Investment Bank	Interim Management Statement January–August 2017

Basis of preparation

This unaudited Interim Management Statement is not presented in accordance with IAS 34 Interim Financial

Reporting.

The accounting policies and methods of computation are largely the same as described in Note 1 to the Financial Report 2016; however, the disclosure is significantly less.

Ratio definitions

Equity / total assets =	Total equity at reporting date
Total assets at reporting date

Profit / average equity =	Annualised profit for the period
Average equity for the period

Cost / income =	Total operating expenses for the period
Total operating income for the period

Operating cost / income =	Total operating expenses for the period
Total adjusting operating income for the period

Adjusted operating income =	Operating income less unrealised gains/losses on financial operations

Operating profit / average equity =	Annualised operating profit for the period
Average equity for the period

Adjusted operating profit =	Net profit less unrealised gains/losses on financial operations

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